**ReliaStar Life Insurance Company
and its
Separate Account N**

ING ADVANTAGE CENTURY PLUS^{SM}

Supplement Effective as of April 30, 2012

_____

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 29, 2011, as amended. Please read it carefully and keep it with your Contract Prospectus for future reference.

IMPORTANT INFORMATION REGARDING FUND NAME CHANGES

The following investment options available through the contracts have changed their names as follows:

Former Fund Name	New Fund Name
ING Baron Small Cap Growth Portfolio	ING Baron Growth Portfolio
Lord Abbett Series Fund – Mid-Cap Value Portfolio	Lord Abbett Series Fund – Mid Cap Stock Portfolio

NOTICE OF AND IMPORTANT INFORMATION REGARDING AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Artio Foreign Portfolio.*

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the ING Artio Foreign Portfolio. Subject to shareholder approval, effective on or about July 21, 2012 (the "Reorganization Effective Date"), the ING Artio Foreign Portfolio (the "Merging Fund") will be reorganized and will merge with and into the following "Surviving Fund."

Merging Fund	Surviving Fund
ING Artio Foreign Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class I)

- Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed interest option. **See the "TRANSFERS AMONG INVESTMENT OPTIONS" section of your Contract Prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Reorganization Effective Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value.

- On the Reorganization Effective Date, all existing account balances invested in Class S shares of the ING Artio Foreign Portfolio will automatically become investments in the subaccount that invests in Class I shares of the ING Templeton Foreign Equity Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.
- Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. You may give us alternative allocation instructions at any time by contacting our Administrative Service Center at: ING Service Center, P.O. Box 5050, Minot, ND, 58702-5050 or calling 1-877-884-5050.
- After the Reorganization Effective Date, the Merging Fund will no longer exist and all references to it in the Contract Prospectus will be replaced by the corresponding Surviving Fund.
- You will not incur any fees or charges or any tax liability because of the upcoming fund reorganization.
- Information about the investment advisers/subadvisers and the investment objective(s) of the Merging Fund and the Surviving Fund, can be found in the chart below under "Important Information About The Funds Available Through the Contracts."

IMPORTANT INFORMATION REGARDING THE COMPANY

The following updates and replaces the Regulatory Matters paragraph in the Contract Prospectus:

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Considerable regulatory scrutiny currently is being focused on whether and to what extent life insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in market conduct examinations with respect to its claims settlement practices, use of the SSDMF, and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company's compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the outcome of any such action, or internal or external investigations, examinations, reviews or inquiries, management does not believe that they will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

The following updates information regarding payment of death benefits or proceeds in the "DEATH BENEFIT" and "INCOME PHASE" sections of the Contract Prospectus.

Payment of Death Benefit or Proceeds.

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the contacting our Administrative Service Center at: ING Service Center, P.O. Box 5050, Minot, ND, 58702-5050, 1-877-884-5050.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

The following chart lists the variable investment options that are available through the contracts. Some investment options may be unavailable through certain contracts or plans, or in some states.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Administrative Service Center at: ING Service Center, P.O. Box 5050 Minot, ND 58702-5050, calling 1-877-884-5050 or by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for capital appreciation and/or dividends.
American Funds – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
Fidelity® VIP Contrafund® Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Index 500 Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** Geode Capital Management, LLC ("Geode") and FMRC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** Fidelity Investments Money Management, Inc. ("FIMM") and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FIMM and other investment advisers	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Franklin Small Cap Value Securities Fund (Class 2) **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.
ING American Century Small-Mid Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Artio Foreign Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.
ING Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING BlackRock Science and Technology Opportunities Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Clarion Global Real Estate Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Davis New York Venture Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio* (Class S)** **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment (before fees and expenses) results that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING International Value Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Invesco Van Kampen Comstock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Van Kampen Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING JPMorgan Mid Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING MidCap Opportunities Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO Total Return Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer Fund Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Russell™ Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2015 Portfolio (Class I) [1] **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio (Class I) [1] **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio (Class I) [1] **Investment Adviser:** Directed Services LLC **Subadviser**: Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2045 Portfolio (Class I) [1] **Investment Adviser:** Directed Services LLC **Subadviser: Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio (Class I) [1] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio (Class I) [1] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio (Class I) [1] **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Templeton Foreign Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING UBS U.S. Large Cap Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.
Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC) **Investment Adviser:** Lord, Abbett & Co. LLC	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I) **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
PIMCO VIT Real Return Portfolio (Administrative Class) **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio (Class I) **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

(1) These funds are structured as fund of funds that invest directly in shares of the underlying funds. A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.